March 4, 2011

SENT VIA EDGAR

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington D.C. 20549

Attention: Ms. Sandra Hunter

Re:	Rainmaker Systems, Inc.

 Registration Statement on Form S-3

 Filed January 28, 2011

 Amendment No. 1 to Form S-3

 Filed February 18, 2011

 File No. 333-171946

Ladies and Gentlemen:

Rainmaker Systems, Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-171946), relating to the registration of up to $15,000,000 of the Company’s preferred stock, common stock, debt securities, warrants and units, be accelerated to 2:00 p.m., Washington D.C. time, on Monday, March 7, 2011, or as soon thereafter as practicable.

In connection with the foregoing, the Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, do not hesitate to contact me at (408) 340-2560.

Sincerely,

Rainmakers Systems, Inc.

By:	/s/ Steve Valenzuela
Steve Valenzuela
Chief Financial Officer